William B. Wylie
President
Kleangas Energy Technologies, Inc.
8110 Ulmerton Rd.
Largo, FL 33771
Telephone: (727) 364-2744

VIA ELECTRONIC EDGAR FILING

May 10, 2013

Justin Dobbie, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kleangas Energy Technologies, Inc.
Amendment No. 5 to
Registration Statement on Form S-1
File No. 333-185280

Dear Mr. Dobbie:

I have electronically filed on behalf of Kleangas Energy Technologies, Inc. (the “Registrant”) Amendment No. 5 to the referenced Registration Statement on Form S-1. This amendment is tagged to indicate the changes made from the prior filing.

The amendment has been filed to correct a typographical error on the cover page of the prospectus. The market on which our common stock will be quoted was mistakenly shown as “OTCQX.” It has been changed to show that the common stock will be quoted on OTCQB.

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In accordance with Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of its registration statement on Form S-1 be accelerated so as to become effective on Tuesday May 14, 2013, at 10:00 a.m., or as soon thereafter as possible.

The Registrant acknowledges the following:

  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ William B. Wylie